Exhibit 19
White Mountains Insurance Group, Ltd.

Insider Trading Policy

All Covered Individuals (as defined below) of White Mountains Insurance Group, Ltd. and its subsidiaries (collectively, the “Company”) are subject to the provisions of this Insider Trading Policy (the “Policy”). The Policy applies not only to transactions by a Covered Individual, but also to transactions by “Related Parties” which include family members of the Covered Individual and to any entity over which the Covered Individual or such other family members exercise or share investment control such as a partnership or family trust. For purposes of this Policy, family members include, if such person shares the Covered Individual’s household, a Covered Individual’s (including through adoptive relationship) spouse, parents, grandparents, children, siblings, mothers-in-law, fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone, whether or not related, who shares such Covered Individual’s home (other than domestic employees).

“Covered Individuals” means the (1) directors and employees of White Mountains Insurance Group, Ltd., (2) employees of White Mountains Capital LLC, White Mountains Advisors LLC and White Mountains Partners LLC and (3) other employees of the Company’s subsidiaries designated as such by the General Counsel from time to time.

Trading on Inside Information is Prohibited. The Company’s common shares are traded on the New York Stock Exchange under the symbol WTM. It is a serious violation of federal and state securities laws, and of Company policy, for any Covered Individual or any Related Party (as defined herein) to buy or sell common shares and other equity securities of the Company (collectively, “Equity Securities”) or any other securities of the Company (together with the Equity Securities, the “Company Securities”) while in possession of material non-public information relating to the Company or to engage in any other action to take advantage of such information or to pass it on to others. This prohibition also applies to information relating to any other company, including customers, partners, investments or insureds, obtained in the course of employment.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for a personal emergency expenditure) are no exception to this Policy. Even the appearance of any improper transactions should be avoided to preserve the Company’s reputation for adhering to the highest standards of ethical conduct. Violations of insider trading rules can lead to severe penalties as discussed in more detail below.

1. Material Information. Material information is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell Company Securities − in short, any information which could reasonably affect the price, either favorably or unfavorably, of Company Securities.

While it is not possible to provide an exhaustive list, the following are some of the types of information that would ordinarily be considered material:
(i) news of a pending or proposed corporate acquisition, disposition, or other significant business combination,
(ii)    financial results, especially quarterly and year-end earnings (and projections of future earnings or losses), and significant changes in financial results or liquidity,
(iii) significant changes in corporate strategy or objectives,
(iv) take-over bids or bids to buy back common shares of the Company,
(v) changes in ownership that may affect control of the Company, (vi) significant changes in management,
(vii) significant changes in reserve levels or practices,
(viii) public or private issues of additional equity or debt securities,
(ix) significant changes in capital structure,
(x) events of default under financings or other agreements,
(xi) actual or threatened major litigation, or the resolution of such litigation,

(xii) significant changes in operating or financial circumstances, such as significant changes in written premiums (gross and net), cash-flow changes, liquidity changes, or investment asset impairments,
(xiii) the declaration of dividends other than in the ordinary course or a change in dividend policy,
(xiv) financial projections,
(xv) significant pricing changes, and/ or
(xvi) significant new ventures.

2. Nonpublic Information. Nonpublic information is any information that has not already been disclosed generally to the public. Information about the Company that is not yet in general circulation should be considered nonpublic. All information that a Covered Individual learns about the Company or its business plans in connection with his/her employment is potentially “insider” information until publicly disclosed.

3. Twenty-Twenty Hindsight. Remember, if a Covered Individual’s securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, Covered Individuals should carefully consider how regulators and others might view such transaction in hindsight.

4. Transactions by Related Parties. The restrictions set forth in this policy apply equally to family members of Covered Individuals and to Related Parties as defined above. Covered Individuals are responsible for the compliance of Related Parties.

5. Tipping Information to Others. Covered Individuals must also not pass material nonpublic information on to others (either explicitly or by way of generally advising others to buy or sell Company Securities). The penalties discussed below apply whether or not Covered Individuals derive any benefit from another's actions.

Blackout Periods. It is also a violation of Company policy for any Covered Individual and any Related Party of said Covered Individuals to purchase or sell Company Securities during the following periods (known as “blackout periods”):

1. Quarterly and Annual Results. For a period that begins on the last day of the Company’s quarter and ends at the beginning of the first day that follows a full day of trading after the release of the Company’s quarterly or annual results to the public. Thus, if the Company’s results are released before markets open on a Monday, Tuesday generally would be the first day on which Covered Individuals and Related Parties should trade. If the Company’s results are released after markets close on a Monday, Wednesday generally would be the first day on which Covered Individuals and Related Parties should trade.

2. Public Announcements of Material Information. Immediately after the Company has made a public announcement of material information the Company’s shareholders and the investing public are to be afforded time to receive the information and act upon it. As a general rule, Covered Individuals and Related Parties should not engage in any transactions until the beginning of the second business day after the information has been released.

3. Anticipated Material Events. If the General Counsel issues a suspension on trading because a material event is anticipated (e.g., financial development, a merger, acquisition or any other significant corporate action). In any such case, adequate notice shall be provided to Covered Individuals to whom such suspension applies.

Pre-Clearance for Designated Persons. In addition, in the case of directors and employees of White Mountains Insurance Group, Ltd. (and their respective Related Parties), employees of White Mountains Capital LLC and White Mountains Advisors LLC (and their respective Related Parties), and any other employees of the Company (and their respective Related Parties) specifically designated by the General Counsel as being subject to this paragraph from time to time, at any time when not otherwise prohibited from transacting in Company Securities, such persons must also obtain prior clearance from the Company’s General Counsel (or in the General Counsel’s absence, or if the General Counsel is proposing to transact in Company Securities, the Chief Financial Officer) before (1) placing any order for the purchase or sale of Company Securities or (2) setting up a Rule 10b5-1 or similar trading plan.

Clearance of a transaction is valid for two business days unless the transaction otherwise becomes prohibited at an earlier time. In addition, in connection with the termination of any Rule 10b5-1 or similar trading plan, timely notice of such termination must be provided to the Company to permit any required disclosures to be made.

Additional Prohibited Transactions. Because we believe it is improper and inappropriate for Covered Individuals to engage in short-term or speculative transactions involving Company Securities, it is the Company’s policy that Covered Individuals should not engage in any of the following activities with respect to Company Securities:
1. Trading in Equity Securities on a Short-Term Basis. Any Equity Securities purchased in the open market should be held for a minimum of six months and ideally longer. This rule may not apply to certain types of transactions such as stock option exercises, the receipt of performance shares or the receipt of restricted shares; however, any such transactions should be discussed in advance with the General Counsel to avoid potential problems.
2. Short Sales. Selling Company Securities short is not permitted. Selling short is the practice of selling more securities than one owns, a technique used to speculate on a decline in price.
3. Buying or Selling Puts, Calls or Derivatives. The purchase or sale of options of any kind, whether puts, calls or other derivative securities, related to Company Securities is not permitted. The speculative nature of the market for these financial instruments imposes timing considerations that are inconsistent with careful avoidance, or even the appearance of use, of inside information. A put is a right to sell at a specified price a specific number of shares by a certain date and is utilized in anticipation of a decline in the share price. A call is a right to buy at a specified price a specified number of shares by a certain date and is utilized in anticipation of a rise in the security’s price. A derivative is an option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege at a price related to an equity security, or similar securities with a value derived from the value of an equity security.

Certain Exceptions. The following transactions are exempted from this Policy:
1. 401(k) Contributions. The purchase of Company Securities pursuant to systematic contributions to the Company’s 401(k) retirement plans is exempt from this Policy. However, this Policy does apply to a voluntary election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund or to elections to set up purchases through systematic investments in the Company stock fund.
2.Rule 10b5-1 Plans. A purchase or sale of Company Securities in accordance with a trading plan adopted in accordance with the SEC’s Rule 10b5-1(c) shall not be deemed to be a violation of this Policy even though such trade takes place during a blackout period or while the Covered Individual making such trade was aware of material, non-public information.
3. Stock Option Exercise. The exercise of stock options issued by the Company (but not the sale of any shares issued upon such exercise or purchase) is exempt from this Policy.
4. Gifts. Bona fide gifts of Company Securities are exempt from this Policy. However, persons required to make Section 16 filings must timely report such gifts to the Company to permit required filings to be made.

Confidentiality Policy. The unauthorized disclosure of nonpublic information about the Company, whether or not for the purpose of facilitating improper trading in Company Securities, could cause serious harm to the Company. Covered Individuals should treat all such information as confidential and proprietary to the

Company. All employees of the Company should refrain from discussing nonpublic information about the Company or developments within the Company with anyone outside the Company, except as required in the performance of their regular corporate duties and for legitimate business reasons.

This provision applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. Only certain designated officers may make communications on behalf of the Company. Unless an employee is expressly authorized to do so, any inquiries of this nature should be referred to the Company’s Corporate Secretary.

The Consequences. The consequences of insider trading violations can be severe:

For individuals who trade on inside information (or tip information to others):

* A civil penalty of up to three times the profit gained or loss avoided;
* A criminal fine (no matter how small the profit) of up to $5 million; and
* A jail term of up to twenty years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

* A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee's violation; and
* A criminal penalty of up to $25 million.

Moreover, Company-imposed sanctions, including dismissal for cause, could result from failing to comply with Company policies or procedures. Needless to say, any of the above consequences, or even a government investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career.

Assistance. The ultimate responsibility for adhering to this Policy Statement and avoiding improper transactions rests with the Covered Individual. It is imperative that Covered Individuals use their best judgment. Any person who has any questions about specific transactions may obtain additional guidance from the Company’s General Counsel.

Approved by the Board of Directors May 22, 2025